Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186076

Red Mountain Resources, Inc.

500,000 Units Consisting of

One Share of 10.0% Series A Cumulative Redeemable Preferred Stock (Liquidation Preference $25.00 Per Share)

And One Warrant to Purchase 25 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus, dated February 1, 2013, as supplemented and amended by the prospectus supplement, dated July 22, 2013, collectively referred to as the “prospectus.” Except as supplemented and amended herein, the prospectus remains unchanged.

We are offering up to 311,107 units to the public, with each unit consisting of one share of 10.0% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), and one warrant with each warrant entitling the purchaser to purchase up to 25 shares of our common stock (the “Units”) (and the shares of common stock issuable upon exercise of those warrants). We are also offering concurrently, pursuant to this prospectus supplement and the accompanying prospectus, up to 188,893 Units in cancellation of up to $4.3 million principal amount of our indebtedness. The Units will not be issued or certificated. The shares of Series A Preferred Stock and the warrants are immediately separable and will be issued separately.

Holders of the Series A Preferred Stock will be entitled to cumulative dividends (whether or not declared) in the amount of $2.50 per share each year, which is equivalent to 10.0% of the $25.00 liquidation preference per share, from, but not including, the date of issuance. The dividend rate may increase in certain circumstances. Dividends on the Series A Preferred Stock will be paid quarterly in arrears on the 15th day of January, April, July and October of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day) when, as and if declared by our board of directors, beginning on October 15, 2013.

Investors in the Series A Preferred Stock generally will have not voting rights, but will have limited voting rights under certain circumstances including, without limitation, if we fail to pay dividends for six or more quarters.

We will redeem the Series A Preferred Stock on July 15, 2018 at $25.00 per share, plus accrued and unpaid dividends to the redemption date. On or after July 15, 2014, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at specified redemption amounts as set forth in this prospectus supplement. If at any time a “Change of Control,” as defined in this prospectus supplement, occurs, we will be required to redeem the Series A Preferred Stock. The Series A Preferred Stock will not be subject to any sinking fund and will not be convertible into any of our other securities.

The underwriters are selling the Units on a “best efforts” basis and are not required to sell any specific number or dollar amount of the securities offered by this prospectus supplement, but will use their commercially reasonable best efforts to sell such securities. The underwriters will receive a commission with respect to such sales to the public. There is no arrangement for funds to be received in escrow, trust or similar arrangement. Any Units not sold by the underwriters may be offered and sold directly to investors by us. We will not pay any underwriting discounts or commissions on Units sold by us directly to investors, except for a 1% management fee in certain circumstances.

There is currently no public market for the Series A Preferred Stock and warrants. The underwriters will use their best efforts to secure the quotation of the Series A Preferred Stock on the OTCQB. We intend to file an application to list the Series A Preferred Stock on a national securities exchange prior to April 30, 2014. We do not intend to list the warrants on any national securities exchange.

Investing in our securities involves a high degree of risk. You should carefully consider the risks relating to an investment in the Series A Preferred Stock and warrants and each of the other risk factors described under “Risk Factors ” beginning on page S-21 of this prospectus supplement, on page 3 of the accompanying prospectus and in our reports filed with the Securities and Exchange Commission, which are incorporated by reference herein, before you make an investment in our securities.

	Per Unit	Total
Public offering price (1)	$22.50	$6,999,907.50
Underwriting commissions (1)	$1.58	$489,993.53
Proceeds, before expenses, to us (1)	$20.92	$6,509,913.98

(1)   Excludes Units issued in cancellation of indebtedness for which no underwriting commission is payable.

The Series A Preferred Stock and warrants were first made available for delivery in book-entry form through The Depository Trust Company on August 2, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Global Hunter Securities	Wunderlich Securities
Sole Book-Running Manager	Lead Managing Underwriter

National Securities Corporation	Northland Capital Markets	R. M. Duncan Securities

The date of this prospectus supplement is August 8, 2013.